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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 6-K

        REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
                        13a-16 OR 15d-16
            UNDER THE SECURITIES EXCHANGE ACT OF 1934


For the month of             August, 1999

                  EXCEL MARITIME CARRIERS LTD.
-----------------------------------------------------------------
         (Translation of registrant's name into English)

Par La Ville Place, 14 Par-La-Ville Road, Hamilton HM JX Bermuda
__---------------------------------------------------------------
             (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F /  /     Form 40-F/  /

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.    Yes /  /    No /  /

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-___________________________.]



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    The following is the text of the semi-annual report of the
Company for the period ending June 30, 1999:


   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATION.

                             GENERAL

The Company sold all its vessels in 1998 in order to take advantage of the market prior to it reaching its cyclical low, and apply the cash secured after sale of the vessels to proceed with new investment and acquisition of suitable vessels at the earliest appropriate time, considering market condition. The Company used a portion of the proceeds of the sale to repay in full its outstanding undebtedness.

During the first half of 1999 the Company acquired through a wholly-owned subsidiary, Point Holdings, the following vessels on the following dates:

    VESSEL NAME      TYPE                      DATE ACQUIRED

    Alex Stream      Suezmax Oil Tanker        March 11, 1999
    Santa Maria      Suezmax Oil Tanker        March 11, 1999
    Lucky Lady       Handy Bulk Carrier        May 13, 1999
    Fighting Lady    Capesize Bulk Carrier     May 28, 1999

The company effectuated a "quasi-reorganization" for accounting purposes in January 1999 by which the Company's additional paid-in capital of US$ 56.5 million was adjusted to US$ 6.26 million as of January 1, 1999 and the Company's deficit in retained earnings of US$ 50.24 million as of December 31, 1998 was adjusted to US$ 0 as of January 1, 1999. The Company effectuated this "quasi-reorganization" for the purpose of simplifying its balance sheet and the adjustment does not involve any actual payments or transfer of funds.

The following should be read in conjunction with the consolidated
Financial Statements set forth above.


RESULTS OF OPERATION

SIX MONTHS ENDED JUNE 30, 1999

REVENUES FROM VESSELS
On average, each of the four vessels traded for 77 days during the period ended June 30, 1999, producing net revenues of US$ 3.6 million. The total number of operating days of the fleet was
307.  Time charter equivalent per vessel ("TCE"), defined as



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gross revenue per day less commissions and voyage expenses was
US$ 7,691.

VESSEL OPERATING EXPENSES
Vessel operating expenses were US$ 1.18 million for the period ended June 30, 1999. Average daily operating expenses per vessel
("OPEX") were US$ 3,827.

DEPRECIATION AND AMORTIZATION
Depreciation charge for the period was US$ 164,000.

GENERAL AND ADMINISTRATIVE EXPENSES
General and Administrative expenses were US$ 0.36 million for the
period ended June 30, 1999.   The fee charged by the management
company for managing the vessels was US$ 0.29 million, out of which US$ 0.13 million represents fee charged for present vessels, whilst US$ 0.16 million represents fee charged in 1999 for the sold vessels as per the Management Agreement.


LIQUIDITY AND CAPITAL RESOURCES

The Company operates in a capital intensive industry which requires extensive investment in revenue-producing assets. The liquidity requirements of the Company relate to securing its debt, funding investments in vessels, funding working capital and maintaining cash reserves. Net cash flow generated by operations has historically been the main source of liquidity. Additional sources of liquidity also include proceeds from assets sales, bank indebtedness and equity contribution.

OPERATING ACTIVITIES
Net cash provided from Operating Activities totaled US$ 0.4 million for the period ending June 30, 1999. The Company generated sufficient cash to cover vessel operating expenses and debt service for the period.
INVESTING ACTIVITIES
Net cash used in Investing Activities totaled US$ 14.16 million for the period which reflects the US$ 17.26 million cost acquisition of the vessels offset by the US$ 3 million due to sellers of the two suezmax tankers and by US$ 0.1 million interest received.

FINANCING ACTIVITIES
Net cash generated from Financing Activities totaled US$ 8.6 million which reflect proceeds of US$ 6.0 million of bank loan and US$ 2.8 million bridge financing.



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                     EXCEL MARITIME CARRIERS

                   CONSOLIDATED BALANCE SHEETS
             FOR THE SIX MONTHS ENDED JUNE 30, 1999
              (Expressed in thousand of USDollars)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents                                647
Accounts receivable-Trade                                579
Other                                                    235
                                                    --------
                                                       1,461

Inventories                                              608
Due from management company                              393
                                                    --------
TOTAL CURRENT ASSETS                                   2,462
                                                    --------
FIXED ASSETS
Vessels' cost                                         17,265
Accumulated depreciation                                 164

                                                    --------
 NET BOOK VALUE                                       17,101
                                                    --------
 TOTAL FIXED ASSETS                                   17,101
                                                    --------
OTHER NON CURRENT ASSETS:
Deferred charges                                          26
                                                    --------
TOTAL ASSETS                                          19,589
                                                    ========
LIABILITIES AND STOCKHOLDERS EQUITY
CURRENT LIABILITIES
Current portion of long term debt                        850
Short term debt                                        2,800
Due to sellers                                         1,500
Accounts payable:Trade                                   526
    Other                                                114
Unearned revenue
Accrued liabilities                                      343
                                                    --------
TOTAL CURRENT LIABILITIES                              6,133

Due to sellers                                         1,500
LONG-TERM DEBT,net of current portion                  5,000

STOCKHOLDERS'EQUITY
Capital stock                                             66
Additional paid in capital                             6,256



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Retained earnings                                        634
                                                    --------
Total stockholders' equity                             6,956

                                                    --------
TOTAL LIABILITIES&STOCKHOLDERS'EQUITY                 19,589
                                                    ========



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                     EXCEL MARITIME CARRIERS

              CONSOLIDATED STATEMENT OF OPERATIONS
             FOR THE SIX MONTHS ENDED JUNE 30, 1999
              (Expressed in thousand of USDollars)

REVENUES
REVENUE FROM VESSELS                                   3,742
Commissions                                              137
                                                    --------
Revenue from vessels,net                               3,605

EXPENSES:
OPERATING EXPENSES
Voyage expenses                                        1,244
Vessel operating expenses                              1,175
Depreciation                                             164
Amortisation of deferred dry-docking &
special survey costs
GENERAL AND ADMINISTATIVE EXPENSES
Management fees                                          293
Other                                                     71
                                                    --------
                                                       2,947

INCOME FROM OPERATIONS                                   658

OTHER INCOME (EXPENSES)
Interest and finance costs,net                            25
Foreign currency gains                                    -1
                                                    --------
Total other income (expenses),net                         24

                                                    --------
NET INCOME FOR THE PERIOD                                634

BASIC EARNINGS PER SHARE                               $0.10
BASIC WEIGHTED AVERAGE NUMBERS OF SHARES           6,571,806




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CASH FLOWS FROM OPERATING ACTIVITIES:
Adjustments to reconcile net income to net cash provided by operating activities:

Net Income                                               634
Depreciation and amortization                            164
Amortization of financing fees                             6
Interest expense                                         129
Interest income                                        (104)

(Increase) Decrease in:
Accounts receivable                                    (290)
Inventories                                            (469)
Due from management company                              607

Increase (Decrease) in:
Accounts payable                                       (293)
Accrued liabilities (excluding accrued
 interest expense)                                       115

Interest paid                                           (92)

                                                    --------
NET CASH FROM (USED IN) OPERATING ACTIVITIES             407
                                                    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Vessel acquisition/(sale) and / or improvements     (14,265)
Interest received                                        104
                                                    --------
NET CASH FROM (USED IN) INVESTING ACTIVITIES        (14,161)
                                                    --------

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from Long-term debt                           6,000
Payment of long term debt                              (150)
Bridge financing                                       2,800
Financing Costs                                         (32)

                                                    --------
NET CASH FROM (USED IN) FINANCING ACTIVITIES           8,618
                                                    --------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS                                (5,136)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD       5,783
                                                    --------

CASH AND CASH EQUIVALENTS AT END OF PERIOD               647
                                                    ========



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                           SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             EXCEL MARITIME CARRIERS LTD.


Date: August 16, 1999        by /s/ Gabriel Panayotides
                                _________________________
                                Gabriel Panayotides
                                Chairman








































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